Putnam Investments
One Post Office Square
Boston, MA 02109

March 7, 2017

BY EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jaea Hahn

Re:	Putnam Equity Income Fund (the “Trust”)
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14
File Number: 333- 215832

Dear Ms. Hahn:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Trust respectfully requests that the effectiveness of the above-referenced pre-effective amendment to its registration statement (the “Registration Statement”) on Form N-14 be accelerated to March 7, 2017, or as soon thereafter as practicable.

Please call Venice Monagan at (617) 760-2577 as soon as the Registration Statement has been declared effective.

Very truly yours,

By: /s/ Venice Monagan
Name: Venice Monagan
Title: Counsel

cc:	Peter T. Fariel, Esq., Putnam Investments
Bryan Chegwidden, Esq., Ropes & Gray LLP
James E. Thomas, Esq., Ropes & Gray LLP

Putnam Retail Management
One Post Office Square
Boston, MA 02109

March 7, 2017

BY EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jaea Hahn

Re:	Putnam Equity Income Fund (the “Trust”)
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14
File Number: 333-215832

Dear Ms. Hahn:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Putnam Retail Management, as principal underwriter of shares of the Trust, hereby joins in the request of the Trust for acceleration of the effective date of the above-referenced pre-effective amendment to the Trust’s registration statement on Form N-14 so that it becomes effective on March 7, 2017, or as soon thereafter as practicable.

Very truly yours,

By: /s/ Venice Monagan
Name: Venice Monagan
Title: Counsel

cc:	Peter T. Fariel, Esq., Putnam Investments
Bryan Chegwidden, Esq., Ropes & Gray LLP
James E. Thomas, Esq., Ropes & Gray LLP